UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MEADOWS SPRINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

58321R100
(CUSIP Number)

SEPTEMBER 13, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58321R100

1)	Names of Reporting Persons.	NITE CAPITAL LP

I.R.S. Identification Nos. of Above Persons (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐

(See Instructions)

3)	SEC Use Only

4)	Citizenship or Place of Organization	Delaware

Number of Shares	5) Sole Voting Power	2,400,000
Beneficially
Owned by Each	6) Shared Voting Power	0
Reporting
Person With	7) Sole Dispositive Power	2,400,000

	8) Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) ☐

11)	Percent of Class Represented by Amount in Row 9 9.9%

12)	Type of Reporting Person (See Instructions) PN

ITEM 1.

(A)	NAME OF ISSUER
Meadows Springs, Inc. (the “Issuer”).

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
Suite 7, 11511 Cambie Road, B.C. V6X1L6

ITEM 2.

(A)	NAME OF PERSONS FILING
Nite Capital LP

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
100 East Cook Avenue, Suite 201, Libertyville, Illinois 60048

(C)	CITIZENSHIP
Nite Capital LP is a Delaware limited partnership

(D)	TITLE OF CLASS OF SECURITIES
Common stock, par value per share $.001 (the "Common Stock").

(E)	CUSIP NUMBER
58321R100

ITEM 3.

If this statement is filed pursuant to rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ___	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ___	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___	An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f) ___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Nite Capital LP beneficially owns 2,400,000 shares of Common Stock.(1)

(b)	Percent of class: 9.9% of Common Stock. The foregoing is based on 24,350,000 shares outstanding on September 13, 2005 based on information supplied by the Issuer

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,400,000

(ii)	Shared power to vote or to direct the vote: 0

(1) The general partner of Nite Capital LP is Nite Capital LLC, a Delaware limited liability company. Nite Capital LLC, in such capacity, has voting and investment control with respect to the shares of Common Stock beneficially owned by Nite Capital LP.

(iii)	Sole power to dispose or to direct the disposition of: 2,400,000

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: September 19, 2005

NITE CAPITAL LP

By:	Nite Capital LLC
By:	Keith Goodman
Name:	Keith Goodman
Title:	Managing Member